direct dial: 248.723.0347	Timothy E. Kraepel	email: TKraepel@howardandhoward.com

December 12, 2008
Mr. Michael Clampitt (via EDGAR only)
Division of Corporation Finance
United States Securities and Exchange Commission
101 F Street, N.E.
Washington, DC 20549
Mail Stop 4561

Re:	Fentura Financial, Inc. Preliminary Proxy Statement on Schedule 14A originally filed November 10, 2008 File No. 000-23550
Dear Mr. Clampitt:
     Pursuant to the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, on behalf of our client Fentura Financial, Inc. enclosed for filing is Fentura Financial, Inc.’s definitive Schedule 14A. Pursuant to verbal comments by the staff, the qualitative discussion of the pro forma impact of the issuance of the minimum and maximum estimated proceeds under the caption “Q3: How much does the Company plan to issue to the Treasury Department?” has been eliminated and replaced with a pro forma balance sheet as of 9/30/08 and pro forma income statements for the year ended 12/31/07 and the nine month period ended 9/30/08 including detailed footnotes thereto. Among other things, the added financial statements include a detailed footnote that discusses how the net discount on the preferred shares/warrants was determined and how the total discount not only relates to the warrants, but the preferred shares as well.
Very truly yours,
HOWARD & HOWARD ATTORNEYS, P.C.
/s/ Timothy E. Kraepel
Timothy E. Kraepel

cc:	Doug Kelley Donald Grill Joseph Hemker, Esq.